Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended June 30, 2012	Six months ended June 30,2012

Loss available to common shareholders	$(3,362)	$(1,774)

Weighted average shares outstanding	9,142	9,289

Basic loss per share	$(0.37)	$(0.19)

Loss for diluted earnings per share	$(3,362)	$(1,774)

Total weighted average common shares and equivalents outstanding for diluted computation (1)	9,142	9,289

Diluted loss per share	$(0.37)	$(0.19)

(1) All related to outstanding stock options. Dilution is not applicable in periods of net loss.

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